Press Release dated July 9, 2003

Attention Business Editors and Telecommunication Reporters: Call-Net Enterprises Inc. to release Q2 Financial and Operating Results — July 30, 2003 en Français

TORONTO, ON — July 9, 2003 — Call-Net Enterprises Inc. (TSX: FON, FON.B) will be releasing its second quarter results before the markets open on Wednesday, July 30, 2003. The Company will host a conference call for investors and media at 1:00 p.m. (EDT) the same day. Bill Linton, president and chief executive officer and Roy Graydon, executive vice president and chief financial officer will participate in the call.

To participate in the conference call, please dial 416-695-5259 or 1-877-461-2816. The confirmation number is T434297S. If you require assistance during the conference call, you can reach an operator by pressing “0”. The call will also be audio webcast live at www.callnet.ca or by entering http://www.newswire.ca/webcast in your web browser.

Should you be unable to participate, instant replay will be available until August 15, 2003 by dialing 416-252-1143 or 1-866-518-1010 and the audio webcast will be archived at www.callnet.ca.

Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com